

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

Via E-mail
Amarpreet Sawhney, Ph.D.
President and Chief Executive Officer
Ocular Therapeutix, Inc.
36 Crosby Drive, Suite 101
Bedford, MA 01730

Re: Ocular Therapeutix, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 3, 2014
CIK No. 001393434

Dear Dr. Sawhney:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
Risks Related to Our Product Development
"If clinical trials of our punctum plug product candidates or any other product candidate that we develop . . .," page 18

1. We note your response to prior comment 11. Please explain why, to your knowledge, the FDA did not believe the technical characteristics of your earlier version of ReSure Sealant were substantially equivalent to a predicate device and also explain the significance of this determination.

Business
Dexamethasone Punctum Plug (OTX-DP), page 97

2. We note your response to prior comment 22. Please describe the factors that led your trial investigator to conclude that none of the serious adverse events identified were related to the study treatment.

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    You may contact Keira Nakada at (202) 551-3659 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: David E. Redlick, Esq.
        Brian A. Johnson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, Massachusetts 02109